Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:


								Withheld
					Affirmative 		Authority
New York Municipal III
Election of James Jacobson*
Class II to serve until 2013		      1,144 		        5
Election of Allan Rappaport*
Class I to serve until 2012 		      1,144		        5


The other members of the Board of Trustees at the time of the meetings, namely Messrs. Hans W. Kertess*, William B. Ogden IV and John C. Maney+, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee